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03007698

March 14, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING RECEIVED MAR 20 2003 WASH, D.C. 165 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is Press Information dated February 13, 2003 and March 13, 2003, respectively, of Flughafen Wien A.G., which has been published by the Company since our last submission of February 18, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dlw 3/31

DOCSNY1:873244.1
13141-2 JG9

Press Information

Vienna International Airport:
Excellent traffic development in February 2003

The unusually good development recorded in recent months also continued into February. The total number of passengers rose by 8.7% and transfers grew by a solid 14.7%. Flight movements and maximum take-off weight increased by 7.8% and 10.7%, respectively. The cargo sector also reported outstanding growth with a plus of 17.0% to 13,067 tonnes.

Long-haul traffic differed by region in the month of February. An increase of 27.4% was recorded in passengers travelling to the Far East, but the USA showed a decline of 14.8%.

Over the first two months of 2003 the number of passengers increased by 11.9%. A plus of 19.9% in transfer passengers further strengthened the hub function of Vienna International Airport. Maximum take-off weight rose by 11.6%, flight movements by 7.5%, and cargo by 16.7%.

	February 2003	Change in %	January to February 2003	Change in %
Passengers:	790,359	+8.7	1,608,178	+11.9
Transfer passengers:	277,136	+14.7	583,902	+19.9
Maximum Take Off Weight (in tonnes):	371,977	+10.7	778,418	+11.6
Flight movements (arrival + departure):	14,167	+7.8	29,305	+7.5
Cargo in tonnes (air cargo and trucking):	13,067	+17.0	25,415	+16.7

For additional information contact: Hans Mayer (+43-1-)7007-23000

04/03 ... M/MY/tv ... 13. March 2003